EXHIBIT 4.2

AMENDED AND RESTATED ARTICLES OF INCOPORATION

TREATY ENERGY CORPORATION

1.	Name of Corporation: Treaty Energy Corporation (“Corporation”)

2.	Resident Agent:	Nevada Corporate Headquarters, Inc. 101 Convention Center Drive, Suite 700 Las Vegas, NV 89109

3.	Shares: The total number of shares of all classes which the Corporation is allowed to have outstanding is one billion three hundred million (1,300,000,000) of which one billion two hundred fifty million (1,250,000,000) shall be common stock in the par value of $.001 each, amounting in aggregate to one million two hundred fifty thousand dollars ($1,250,000), and of which fifty million (50,000,000) shares shall be Class A Convertible Preferred Stock in the par value of $.001 each, amounting in aggregate to fifty thousand dollars ($50,000). The terms and conditions of the Class A Convertible Preferred Stock may be expressly determined by resolution of the Corporation’s Board of Directors. These shares of preferred stock may be issuable in various series and may or may not be convertible to common stock, in accordance with the terms of the specific issued series. The Board of Directors shall have the authority to fix by resolution all other rights.

4.	Governing Board: Andrew V. Reid, Chairman; Bruce Gwyn, Director; Paul L. Fourt, Jr., Director; Lee C. Schlesinger, Director; George W. Warren Jr., Director

5.	Purpose: Consulting/Software Sales

6.	Other Matters : N.A.